UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-14966

CNOOC Limited

(Exact name of registrant as specified in its charter)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong (Address of principal executive offices)

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Shares with no par value

American Depositary Shares, Each Representing 100 Shares

US$1,000,000,000 2.875% Guaranteed Notes due 2029

US$500,000,000 3.300% Guaranteed Notes due 2049

US$1,000,000,000 4.375% Guaranteed Notes due 2028

US$450,000,000 3.750% Guaranteed Notes due 2023

US$2,000,000,000 3.500% Guaranteed Notes due 2025

US$300,000,000 4.200% Guaranteed Notes due 2045

US$2,250,000,000 4.250% Guaranteed Notes due 2024

US$500,000,000 4.875% Guaranteed Notes due 2044

US$2,000,000,000 3.000% Guaranteed Notes due 2023

US$500,000,000 4.250% Guaranteed Notes due 2043

7.40% Notes due May 1, 2028

7.875% Notes due March 15, 2032

5.875% Notes due March 10, 2035

6.40% Notes due May 15, 2037

7.50% Notes due July 30, 2039

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒	Rule 12h-6(d) ☐
(for equity securities)	(for successor registrants)
Rule 12h-6(c) ☒	Rule 12h-6(i) ☐
(for debt securities)	(for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

A. CNOOC Limited (the “Company”) first became subject to reporting obligations under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in February 2001, following the listing of the Company’s American depositary shares (“ADSs”), representing its shares, on the New York Stock Exchange (the “NYSE”) and registration on Amendment No. 2 to Form F-6 (file number. 333-10954), filed by the legal entity created by the agreement for the issuance of ADR acting through JPMorgan Chase Bank, N.A. (pka Morgan Guaranty Trust Company of New York) (the “Depositary”), depositary of the Company’s American Depositary Receipt program, on January 26, 2001.

B. The Company has filed or submitted all reports required under Section 13(a) or Section 15(d) of the Exchange Act and corresponding rules of the U.S. Securities and Exchange Commission (the “SEC”) for the 12 months preceding the filing of this form. The Company has filed at least one annual report under Section 13(a) of the Exchange Act.

Item 2. Recent United States Market Activity

The Company’s ADSs were last sold in the United States in a registered offering under the Securities Act of 1933, as amended (the “Securities Act”) pursuant to a Form F-1 that was declared effective by the SEC on February 26, 2001.

The Company’s wholly-owned subsidiary, CNOOC Finance (2013) Limited, last sold securities in the United States in a registered offering under the Securities Act on September 25, 2019, when it sold US$1,000,000,000 of 2.875% guaranteed notes due 2029 and US$500,000,000 of 3.300% guaranteed notes due 2049 under its Post-Effective Amendment No.1 to the Registration Statement on Form F-3 (File No. 333-224357) filed by the Company with the SEC on September 20, 2019. These notes are unconditionally and irrevocably guaranteed by the Company.

Item 3. Foreign Listing and Primary Trading Market

A. The foreign exchange on which the Company has maintained a listing of its shares is The Stock Exchange of Hong Kong Limited (the “SEHK”) and such exchange constitutes the primary trading market for the Company’s securities.

B. The Company was initially listed on the SEHK on February 28, 2001. The Company has maintained the listing of its shares on the SEHK for at least the 12 months preceding the filing of this Form 15F.

C. The percentage of trading in shares that occurred in Hong Kong for the 12-month period from November 6, 2020 to November 5, 2021 (both dates inclusive) was 95.54%.

Item 4. Comparative Trading Volume Data

A. The 12-month period used for calculations under Rule 12h-6(a)(4)(i) was from November 6, 2020 through November 5, 2021 (both dates inclusive).

B. The average daily trading volume of the Company’s shares, represented by ADSs, in the United States (both on-exchange and off-exchange) was 9,043,266 for the same 12-month period. The average daily trading volume of the Company’s shares worldwide was 203,640,012 for the same 12-month period.

C. The average daily trading volume of the Company’s shares, represented by ADSs, in the United States was 4.44% of the average daily trading volume of the Company’s shares on a worldwide basis for the same 12-month period.

D. The Company’s ADSs were delisted by the NYSE effective as of the end of the trading day on October 22, 2021. As of October 22, 2021, the average daily trading volume of the Company’s shares, represented by ADSs, in the United States (including off-exchange and on-exchange transactions) as a percentage of the average daily trading volume for the Company’s shares on a worldwide basis for the preceding 12-month period was 4.62%.

E. The Company has not terminated its sponsored American Depositary Receipt facility regarding its shares.

F. The Company used Bloomberg L.P. as the source for determining whether it meets the average daily trading volume requirements of Rule 12h-6.

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

As of November 30, 2021, the following classes of debt securities of the Company’s wholly owned subsidiaries (the “Notes”) are outstanding. The Company is the guarantor of the Notes.

Notes	Issuer	Guarantor	Number of record holders on a worldwide basis
US$1,000,000,000 2.875% Guaranteed Notes due 2029	CNOOC Finance (2013) Limited	CNOOC Limited	54
US$500,000,000 3.300% Guaranteed Notes due 2049	CNOOC Finance (2013) Limited	CNOOC Limited	54
US$1,000,000,000 4.375% Guaranteed Notes due 2028	CNOOC Finance (2015) U.S.A. LLC	CNOOC Limited	66
US$450,000,000 3.750% Guaranteed Notes due 2023	CNOOC Finance (2015) U.S.A. LLC	CNOOC Limited	52
US$2,000,000,000 3.500% Guaranteed Notes due 2025	CNOOC Finance (2015) U.S.A. LLC	CNOOC Limited	84
US$300,000,000 4.200% Guaranteed Notes due 2045	CNOOC Finance (2015) Australia Pty Ltd	CNOOC Limited	26
US$2,250,000,000 4.250% Guaranteed Notes due 2024	CNOOC Finance (2014) ULC (formerly known as “CNOOC Nexen Finance (2014) ULC”)	CNOOC Limited	119
US$500,000,000 4.875% Guaranteed Notes due 2044	CNOOC Finance (2014) ULC	CNOOC Limited	46
US$2,000,000,000 3.000% Guaranteed Notes due 2023	CNOOC Finance (2013) Limited	CNOOC Limited	122
US$500,000,000 4.250% Guaranteed Notes due 2043	CNOOC Finance (2013) Limited	CNOOC Limited	57
7.40% Notes due May 1, 2028	NEXEN INC.	CNOOC Limited	48
7.875% Notes due March 15, 2032	NEXEN INC.	CNOOC Limited	57
5.875% Notes due March 10, 2035	NEXEN INC.	CNOOC Limited	82
6.40% Notes due May 15, 2037	NEXEN INC.	CNOOC Limited	78
7.50% Notes due July 30, 2039	NEXEN INC.	CNOOC Limited	62

The number of record holders of the aforesaid debt securities on a worldwide basis was determined on the basis of the records of the Depository Trust Company and Euroclear Bank SA/NV as of October 19, 2021.

Item 7. Notice Requirement

The Company published notice of its intent to terminate its duty to file reports under Section 13(a) and Section 15(d) of the Exchange Act on November 30, 2021 and used PR Newswire to disseminate the notice in the United States. In addition, the press release was posted to the Company’s website and submitted to the SEC on Form 6-K via EDGAR on November 30, 2021.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

The Company will publish the information required under Rule 12g3-2(b)(1)(iii) on its website, www.cnoocltd.com.

PART III

Item 10. Exhibits

None.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, CNOOC Limited has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, CNOOC Limited certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

Date: November 30, 2021

CNOOC Limited

By:	/s/ Xiaonan Wu
Name:	Xiaonan Wu
Title:	Joint Company Secretary